                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                   For the fiscal year ended December 31, 1998


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

Financial Statements and Exhibits

         (a)      Financial Statements.

         The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

         (b)      Exhibits.

                  (1)  Consent of Independent Accountants

                  (2)  Participant's Statement of Account

                  (3)  Appendix B to Harsco Corporation Savings Plan

                  (4)  Description of Federal Tax Considerations

                         HARSCO CORPORATION SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                             FORM 11-K ANNUAL REPORT

                                 ---------------

                                                                                                       Form 11-K
                                                                                                         Pages
                                                                                                         -----
Report of Independent Accountants                                                                          4

Financial Statements:
      Statements of Net Assets Available for Benefits with Fund Information:

         December 31, 1998                  -   Non-Participant Directed:
                                                Harsco Common Stock Fund
                                            -   Participant Directed:
                                                Harsco Common Stock Fund, Vanguard Index Trust
                                                500 Portfolio, The Putnam Fund for Growth and
                                                Income, Putnam Income Fund, Putnam Voyager
                                                Fund, Putnam New Opportunities Fund, Putnam
                                                Asset Allocation - Growth Portfolio, Putnam
                                                Asset Allocation - Balanced Portfolio, Putnam
                                                Asset Allocation - Conservative Portfolio,
                                                Putnam International Growth Fund, Putnam Money
                                                Market Fund, and Participant Loans                         5

         December 31, 1997                  -   Non-Participant Directed:
                                                Harsco Common Stock Fund
                                            -   Participant Directed:
                                                Harsco Common Stock Fund, Income Accumulation
                                                Fund, Fidelity Magellan Fund, S&P 500 Fund,
                                                International Equity Fund, Asset Allocation
                                                Fund, AIM Constellation Fund, Templeton Foreign
                                                Fund, Bond Index Fund and Participant Loans                6

      Statement of Changes in Net Assets Available for Benefits with Fund
      Information for the year ended:

         December 31, 1998                  -   Non-Participant Directed:
                                                Harsco Common Stock Fund
                                            -   Participant Directed:
                                                Harsco Common Stock Fund, Vanguard Index Trust
                                                500 Portfolio, The Putnam Fund for Growth and
                                                Income, Putnam Income Fund, Putnam Voyager
                                                Fund, Putnam New Opportunities Fund, Putnam
                                                Asset Allocation - Growth Portfolio, Putnam
                                                Asset Allocation - Balanced Portfolio, Putnam
                                                Asset Allocation - Conservative Portfolio,
                                                Putnam International Growth Fund, Participant
                                                Loans, Putnam Money Market Fund, Putnam S&P 500
                                                Index Fund, Income Accumulation Fund, Fidelity
                                                Magellan Fund, S&P 500 Fund, International
                                                Equity Fund, Asset Allocation Fund, AIM
                                                Constellation Fund, Templeton Foreign Fund, and
                                                Bond Index Fund                                           7-8

      Notes to Financial Statements of Savings Plan                                                      9-16

Supplemental Schedules:
      Assets Held for Investment Purposes as of December 31, 1998 - 27(a)*                                17
      Reportable Transactions for the year ended December 31, 1998 - 27(d)*                               18

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1998.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:


In our opinion, the accompanying financial statements of the Harsco Corporation Savings Plan ("Plan") listed in the Index on page 3 of this Form 11-K, present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 11, 1999

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1998

                                                Non-Participant
                                                   Directed                            Participant Directed
                                                 ------------  ---------------------------------------------------------------------
                                                    *Harsco        *Harsco
                                                     Common        Common     *Vanguard     Putnam Fund       Putnam      *Putnam
                                                     Stock         Stock     Index Trust     for Growth       Income      Voyager
                                      Total          Fund          Fund     500 Portfolio    and Income        Fund        Fund
                                   -----------   ------------  ------------  ------------   ------------   ------------ ------------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300
   shares of common stock         $ 77,533,434   $ 29,435,185  $ 48,098,249    $     --        $    --        $    --    $       --

   Mutual Funds                     90,394,983           --            --      27,312,563      3,180,137      2,252,519   20,873,713

   Cash                                  3,724           --           3,724          --             --             --           --

   Participant loans                 8,842,449           --            --            --             --             --           --
                                   -----------   ------------  ------------  ------------   ------------   ------------ ------------



Total investments                  176,774,590     29,435,185    48,101,973    27,312,563      3,180,137      2,252,519   20,873,713
                                   -----------   ------------  ------------  ------------   ------------   ------------ ------------

Contributions Receivable:

   Employer's                           98,117         85,788        12,329          --             --             --           --

   Participants'                       403,743           --         138,872        85,486         16,638          7,277       49,830


                                   -----------   ------------  ------------  ------------   ------------   ------------ ------------
   Total receivables                   501,860         85,788       151,201        85,486         16,638          7,277       49,830
                                  ------------   ------------  ------------  ------------   ------------   ------------ ------------

   Total assets                    177,276,450     29,520,973    48,253,174    27,398,049      3,196,775      2,259,796   20,923,543
                                  ------------   ------------  ------------  ------------   ------------   ------------ ------------



   Net assets available for
   benefits                       $177,276,450   $ 29,520,973  $ 48,253,174  $ 27,398,049   $  3,196,775   $  2,259,796   20,923,543
                                  ============   ============  ============  ============   ============   ============ ============

                                             Participant Directed
                                ------------------------------------------------
                                                 Putnam Asset    Putnam Asset
                                 *Putnam New     Allocation-      Allocation-
                                Opportunities       Growth         Balanced
                                    Fund          Portfolio       Portfolio
                                 ------------    ------------    ------------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300
   shares of common stock        $       --      $       --      $       --

   Mutual Funds                     9,438,432       2,276,365       8,720,371

   Cash                                  --              --              --

   Participant loans                     --              --              --
                                 ------------    ------------    ------------

Total investments                   9,438,432       2,276,365       8,720,371
                                 ------------    ------------    ------------

Contributions Receivable:

   Employer's                            --              --              --

   Participants'                       48,872          11,837          14,210
                                 ------------    ------------    ------------

   Total receivables                   48,872          11,837          14,210
                                 ------------    ------------    ------------

   Total assets                     9,487,304       2,288,202       8,734,581
                                 ------------    ------------    ------------

   Net assets available for
   benefits                      $  9,487,304    $  2,288,202    $  8,734,581
                                 ============    ============    ============

                                                Participant Directed
                                --------------------------------------------------------
                                 Putnam Asset     Putnam        *Putnam
                                  Allocation-  International     Money
                                 Conservation     Growth         Market      Participant
                                  Portfolio        Fund           Fund          Loans
                                 ------------  ------------   ------------  ------------
Assets

Investments, at fair value:

   Harsco Corporation 2,547,300
   shares of common stock        $       --    $       --     $       --    $       --

   Mutual Funds                     1,031,111     3,821,093     11,488,679          --

   Cash                                  --            --             --            --

   Participant loans                     --            --             --       8,842,449
                                 ------------  ------------   ------------  ------------

Total investments                   1,031,111     3,821,093     11,488,679     8,842,449
                                 ------------  ------------   ------------  ------------

Contributions Receivable:

   Employer's                            --            --             --            --

   Participants'                        3,683        12,409         14,629          --
                                 ------------  ------------   ------------  ------------

   Total receivables                    3,683        12,409         14,629          --
                                 ------------  ------------   ------------  ------------

   Total assets                     1,034,794     3,833,502     11,503,308     8,842,449
                                 ------------  ------------   ------------  ------------

   Net assets available for
   benefits                      $  1,034,794  $  3,833,502   $ 11,503,308  $  8,842,449
                                 ============  ============   ============  ============

* Investment represents 5% or more of total plan net asset available for benefits.

The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1997

                                                          Non-Participant
                                                             Directed                     Participant Directed
                                                          ---------------   ------------------------------------------------
                                                             *Harsco            *Harsco
                                                             Common             Common           *Income        *Fidelity
                                                              Stock             Stock         Accumulation       Magellan
                                            Total             Fund              Fund              Fund             Fund
                                        -------------     -------------     -------------     -------------    -------------
Assets

Investments, at fair value:
   Harsco Corporation 2,482,870
   shares of common stock               $ 107,073,769     $  57,048,904     $  50,024,865     $        --      $        --

   Mutual Funds                            67,206,973              --                --          14,527,032       17,207,306

   Short-term investments                   1,021,208           519,192           411,477              --             90,539

   Participant loans                        8,476,358              --                --                --               --
                                        -------------     -------------     -------------     -------------    -------------
Total investments                         183,778,308        57,568,096        50,436,342        14,527,032       17,297,845
                                        -------------     -------------     -------------     -------------    -------------

Contributions Receivable:

   Employer's                                  49,990            49,990              --                --               --

   Participants'                               93,511              --              43,332             9,474            8,855

Interest Receivable                               141                68                59              --                 14
                                        -------------     -------------     -------------     -------------    -------------
      Total receivables                       143,642            50,058            43,391             9,474            8,869
                                        -------------     -------------     -------------     -------------    -------------

      Total assets                        183,921,950        57,618,154        50,479,733        14,536,506       17,306,714

Liabilities

Securities Purchased                          (41,651)          (22,192)          (19,459)             --               --
                                        -------------     -------------     -------------     -------------    -------------
      Net assets available for
      benefits                          $ 183,880,299     $  57,595,962     $  50,460,274     $  14,536,506    $  17,306,714
                                        =============     =============     =============     =============    =============

                                                  Participant Directed
                                   ---------------------------------------------

                                      *S&P       International       *Asset
                                       500           Equity        Allocation
                                       Fund           Fund            Fund
                                   -------------  -------------   -------------
Assets

Investments, at fair value:
   Harsco Corporation 2,482,870
   shares of common stock          $        --    $        --     $        --

   Mutual Funds                       18,418,076      2,012,218      10,241,174

   Short-term investments                   --             --              --

   Participant loans                        --             --              --
                                   -------------  -------------   -------------
Total investments                     18,418,076      2,012,218      10,241,174
                                   -------------  -------------   -------------

Contributions Receivable:

   Employer's                               --             --              --

   Participants'                          14,110          2,729           8,204

Interest Receivable                         --             --              --
                                   -------------  -------------   -------------
      Total receivables                   14,110          2,729           8,204
                                   -------------  -------------   -------------

      Total assets                    18,432,186      2,014,947      10,249,378

Liabilities

Securities Purchased                        --             --              --
                                   -------------  -------------   -------------
      Net assets available for
      benefits                     $  18,432,186  $   2,014,947   $  10,249,378
                                   =============  =============   =============

                                                       Participant Directed
                                   -------------------------------------------------------------

                                        AIM           Templeton         Bond
                                   Constellation       Foreign          Index       Participant
                                        Fund            Fund            Fund          Loans
                                    -------------   -------------   -------------  -------------
Assets

Investments, at fair value:
   Harsco Corporation 2,482,870
   shares of common stock           $        --     $        --     $        --    $        --

   Mutual Funds                         3,071,092       1,254,460         475,615           --

   Short-term investments                    --              --              --             --

   Participant loans                         --              --              --        8,476,358
                                    -------------   -------------   -------------  -------------
Total investments                       3,071,092       1,254,460         475,615      8,476,358
                                    -------------   -------------   -------------  -------------

Contributions Receivable:

   Employer's                                --              --              --             --

   Participants'                            4,050           1,784             973           --

Interest Receivable                          --              --              --             --
                                    -------------   -------------   -------------  -------------
      Total receivables                     4,050           1,784             973           --
                                    -------------   -------------   -------------  -------------

      Total assets                      3,075,142       1,256,244         476,588      8,476,358

Liabilities

Securities Purchased                         --              --              --             --
                                    -------------   -------------   -------------  -------------
      Net assets available for
      benefits                      $   3,075,142   $   1,256,244   $     476,588  $   8,476,358
                                    =============   =============   =============  =============

* Investment represents 5% or more of total plan net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      For the Year Ended December 31, 1998

                                                           Non-Participant
                                                              Directed                       Participant Directed
                                                           ---------------    -------------------------------------------------
                                                               Harsco              Harsco
                                                               Common              Common          Vanguard        Putnam Fund
                                                               Stock                Stock        Index Trust       for Growth
                                                Total           Fund                Fund        500 Portfolio      and Income
                                                -----           ----                ----        -------------      ----------
Additions to net assets attributed
  to:

Investment income

    Net appreciation/(depreciation)
      in the fair value of investments    $ (21,020,241)    $ (16,035,775)    $ (14,557,823)    $   2,362,038    $    (120,945)

    Dividends                                 5,008,791         1,165,573         1,026,118           320,179          248,857

    Interest - collective investment
      fund                                      656,713              --                --                --                 '-

    Interest - short-term
      investments                                11,863             6,728             5,135              --               --

    Interest - participant loans                762,086              --                --                --               --
                                          -------------     -------------     -------------     -------------    -------------
                                            (14,580,788)      (14,863,474)      (13,526,570)        2,682,217          127,912

Cash Contributions:

    Employer's                                4,515,451         4,427,611            87,840              --               --

    Participants'                            17,712,906              --           5,258,190         2,746,442          797,925
                                          -------------     -------------     -------------     -------------    -------------
Total additions                               7,647,569       (10,435,863)       (8,180,540)        5,428,659          925,837
                                          -------------     -------------     -------------     -------------    -------------
Deductions:

    Deductions from net assets
      attributed to Employee
      withdrawals                            14,251,418         2,738,724         2,845,850         1,306,040           56,603
                                          -------------     -------------     -------------     -------------    -------------
    Net increase/(decrease) prior
      to Interfund transfers                 (6,603,849)      (13,174,587)      (11,026,390)        4,122,619          869,234

    Interfund transfers                            --         (14,900,402)        8,819,290        23,275,430        2,327,541
                                          -------------     -------------     -------------     -------------    -------------
    Net increase/(decrease)                  (6,603,849)      (28,074,989)       (2,207,100)       27,398,049        3,196,775

Net assets available for benefits:

    December 31, 1997                       183,880,299        57,595,962        50,460,274              --               --

                                          -------------     -------------     -------------     -------------    -------------
    December 31, 1998                     $ 177,276,450     $  29,520,973     $  48,253,174     $  27,398,049    $   3,196,775
                                          =============     =============     =============     =============    =============


                                                                        Participant Directed
                                          -----------------------------------------------------------------------------------
                                                                                               Putnam Asset     Putnam Asset
                                               Putnam            Putnam       Putnam New        Allocation-      Allocation-
                                               Income            Voyager     Opportunities         Growth          Balanced
                                                Fund              Fund            Fund           Portfolio        Portfolio
                                                ----              ----            ----           ---------        ---------
Additions to net assets attributed
  to:

Investment income

    Net appreciation/(depreciation)
      in the fair value of investments    $     (57,122)    $       9,886    $     455,535    $       4,543    $    (118,137)

    Dividends                                    87,677         1,406,512          297,048           62,782          245,639

    Interest - collective investment
      fund                                         --                --               --               --               --

    Interest - short-term
      investments                                  --                --               --               --               --

    Interest - participant loans                   --                --               --               --               --
                                          -------------     -------------    -------------    -------------    -------------
                                                 30,555         1,416,398          752,583           67,325          127,502

Cash Contributions:

    Employer's                                     --                --               --               --               --

    Participants'                               293,978         1,765,492        1,667,694          388,016          689,254
                                          -------------     -------------    -------------    -------------    -------------
Total additions                                 324,533         3,181,890        2,420,277          455,341          816,756
                                          -------------     -------------    -------------    -------------    -------------
Deductions:

    Deductions from net assets
      attributed to Employee
      withdrawals                                56,486           914,914          448,609          195,649          543,108
                                          -------------     -------------    -------------    -------------    -------------
    Net increase/(decrease) prior
      to Interfund transfers                    268,047         2,266,976        1,971,668          259,692          273,648

    Interfund transfers                       1,991,749        18,656,567        7,515,636        2,028,510        8,460,933
                                          -------------     -------------    -------------    -------------    -------------
    Net increase/(decrease)                   2,259,796        20,923,543        9,487,304        2,288,202        8,734,581

Net assets available for benefits:

    December 31, 1997                              --                --               --               --               --

                                          -------------     -------------    -------------    -------------    -------------
    December 31, 1998                     $   2,259,796     $  20,923,543    $   9,487,304    $   2,288,202    $   8,734,581
                                          =============     =============    =============    =============    =============


                                                                    Participant Directed
                                            -------------------------------------------------------------------
                                             Putnam Asset        Putnam             Putnam
                                              Allocation-     International         Money
                                             Conservative        Growth             Market        Participant
                                               Portfolio          Fund               Fund            Loans
                                               ---------          ----               ----            -----
Additions to net assets attributed
  to:

Investment income

    Net appreciation/(depreciation)
      in the fair value of investments      $     (18,095)    $     (79,219)    $        --       $        --

    Dividends                                      38,374           110,032              --                --

    Interest - collective investment
      fund                                           --                --             437,935              --

    Interest - short-term
      investments                                    --                --                --                --

    Interest - participant loans                     --                --                --             762,086
                                            -------------     -------------     -------------     -------------
                                                   20,279            30,813           437,935           762,086

Cash Contributions:

    Employer's                                       --                --                --                --

    Participants'                                 164,407           508,163           740,550              --
                                            -------------     -------------     -------------     -------------
Total additions                                   184,686           538,976         1,178,485           762,086
                                            -------------     -------------     -------------     -------------
Deductions:

    Deductions from net assets
      attributed to Employee
      withdrawals                                  20,411           141,852         1,764,348           994,493
                                            -------------     -------------     -------------     -------------
    Net increase/(decrease) prior
      to Interfund transfers                      164,275           397,124          (585,863)         (232,407)

    Interfund transfers                           870,519         3,436,378        12,089,171           598,498
                                            -------------     -------------     -------------     -------------
    Net increase/(decrease)                     1,034,794         3,833,502        11,503,308           366,091

Net assets available for benefits:

    December 31, 1997                                --                --                --           8,476,358

                                            -------------     -------------     -------------     -------------
    December 31, 1998                       $   1,034,794     $   3,833,502     $  11,503,308     $   8,842,449
                                            =============     =============     =============     =============


The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
                            INFORMATION (Continued)

                      For the Year Ended December 31, 1998

                                                                        Participant Directed
                                          ----------------------------------------------------------------------------------
                                              Putnam
                                               S&P            Income          Fidelity          S&P          International
                                            500 Index      Accumulation       Magellan          500             Equity
                                               Fund            Fund             Fund            Fund             Fund
                                               ----            ----             ----            ----             ----
Additions to net assets attributed
  to:

Investment income

    Net appreciation/(depreciation)
      in the fair value of investments    $    238,371     $       --       $  2,468,391     $  2,617,222     $    283,356

    Dividends                                     --               --               --               --               --

    Interest - collective investment
      fund                                        --            218,778             --               --               --

    Interest - short-term investments             --               --               --               --               --

    Interest - participant loans                  --               --               --               --               --
                                          ------------     ------------     ------------     ------------     ------------
                                               238,371          218,778        2,468,391        2,617,222          283,356
Cash Contributions:

    Employer's

    Participants'                              122,444          339,553          691,094          701,125          123,190
                                          ------------     ------------     ------------     ------------     ------------
Total additions                                360,815          558,331        3,159,485        3,318,347          406,546
                                          ------------     ------------     ------------     ------------     ------------
Deductions:

    Deductions from net assets
      attributed to Employee
      withdrawals                                2,117          892,842          288,722          474,246           38,273
                                          ------------     ------------     ------------     ------------     ------------
    Net increase/(decrease) prior
      to Interfund transfers                   358,698         (334,511)       2,870,763        2,844,101          368,273

    Interfund transfers                       (358,698)     (14,201,995)     (20,177,477)     (21,276,287)      (2,383,220)
                                          ------------     ------------     ------------     ------------     ------------
    Net increase/(decrease)                       --        (14,536,506)     (17,306,714)     (18,432,186)      (2,014,947)

Net assets available for benefits:

    December 31, 1997                             --         14,536,506       17,306,714       18,432,186        2,014,947

                                          ------------     ------------     ------------     ------------     ------------
    December 31, 1998                     $       --       $       --       $       --       $       --       $       --
                                          ============     ============     ============     ============     ============

                                                                 Participant Directed
                                          ----------------------------------------------------------------

                                              Asset            AIM            Templeton           Bond
                                            Allocation     Constellation       Foreign           Index
                                               Fund            Fund              Fund             Fund
                                               ----            ----              ----             ----
Additions to net assets attributed
  to:

Investment income

    Net appreciation/(depreciation)
      in the fair value of investments     $  1,064,487     $    329,761     $    124,899     $      8,386

    Dividends                                      --               --               --               --

    Interest - collective investment
      fund                                         --               --               --               --

    Interest - short-term investments              --               --               --               --

    Interest - participant loans                   --               --               --               --
                                           ------------     ------------     ------------     ------------
                                              1,064,487          329,761          124,899            8,386
Cash Contributions:

    Employer's

    Participants'                               381,722          209,387           84,627           39,653
                                           ------------     ------------     ------------     ------------
Total additions                               1,446,209          539,148          209,526           48,039
                                           ------------     ------------     ------------     ------------
Deductions:

    Deductions from net assets
      attributed to Employee
      withdrawals                               286,107           45,086           36,658          160,280
                                           ------------     ------------     ------------     ------------
    Net increase/(decrease) prior
      to Interfund transfers                  1,160,102          494,062          172,868         (112,241)

    Interfund transfers                     (11,409,480)      (3,569,204)      (1,429,112)        (364,347)
                                           ------------     ------------     ------------     ------------
    Net increase/(decrease)                 (10,249,378)      (3,075,142)      (1,256,244)        (476,588)

Net assets available for benefits:

    December 31, 1997                        10,249,378        3,075,142        1,256,244          476,588

                                           ------------     ------------     ------------     ------------
    December 31, 1998                      $       --       $       --       $       --       $       --
                                           ============     ============     ============     ============


The accompanying notes are an integral part of the financial statements.

                  NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN


1.       General Description of Plan:

         The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

         All employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by, this Plan, are deemed "Eligible Employees". Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Eligible Employees under this Plan and the date as of which their coverage commenced. New employees deemed Eligible Employees under this plan are eligible to participate in the plan immediately upon their hire date.

         To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 10% of his or her compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service code which is $10,000. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of
         Section 401(k) of the Code.

         Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching and Prior Match Accounts is based on years of vesting service. A Participant is 100% vested after five years of credited service.

         The Company pays all administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Participant directed investment fund change fees and Plan record keeping fees are paid by the Company. Loan setup fees are paid by the participant setting up the loan.

         Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The Participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence. The loans are collateralized only by the portion of the Participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the Trustee's prime rate plus one percent, ranged from 7-1/4 to 10% at December 31, 1998. Principal and interest is paid ratable through payroll deductions.

         While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan Participants and beneficiaries in proportion to their respective account balances.

2.       Summary of Significant Accounting Policies:

         Basis of Accounting:

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation:

         The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Vanguard Index Trust 500 Portfolio, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam Asset Allocation - Growth Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation Conservative Portfolio, Putnam International Growth Fund, and Putnam Money Market Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Other:

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         The purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.       Investment Programs:

         The Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

         (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participant directed contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

         (2) Vanguard Index Trust 500 Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

         (3) Putnam Fund for Growth and Income - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

         (4) Putnam Income Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in a variety of bonds with an emphasis on government bonds and corporate bonds from creditworthy companies.

         (5) Putnam Voyager Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in stock of small companies expected to grow over time as well as stocks of larger, more established corporations. The fund invests all or a portion of its assets in small to midsize companies located mainly inside the United States.

         (6) Putnam New Opportunities Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of investments in common stock of companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

         (7) Putnam Asset Allocation : Growth Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 65 - 95% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 5 - 35% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (8) Putnam Asset Allocation - Balanced Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 50 - 75% investments in stocks and 25 - 50% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (9) Putnam Asset Allocation : Conservative Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 25 - 45% investments in stocks and 55 - 75% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (10) Putnam International Growth Fund - (consisting of investments purchased with participant directed contributions): a growth oriented fund consisting of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

         (11) Putnam Money Market Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

         (12) Putnam S&P 500 Index Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index. This fund was removed as an option by the Plan on May 31, 1998 and its assets were transferred to Vanguard Index Trust 500 Portfolio.

         (13) Income Accumulation Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in guaranteed investment contracts and synthetic guaranteed investment contracts that are individually negotiated between the Fund manager and the insurance companies and banks that issue them. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam Money Market Fund.

         (14) Fidelity Magellan Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research Company, Boston, Massachusetts. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam Voyager Fund.

         (15) S&P 500 Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam S&P 500 Index Fund.

         (16) International Equity Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in foreign stocks in the equity markets of Western European and Pacific Rim countries. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam International Growth Fund.

         (17) Asset Allocation Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments among three asset classes consisting of S&P 500 Index common stocks, U.S. Treasury Bonds, and money market instruments. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam Asset Allocation - Balanced Portfolio.

         (18) AIM Constellation Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in common stocks with emphasis on medium-sized and smaller emerging growth companies which is managed by AIM Management Group Inc., Houston, Texas. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam New Opportunities Fund.

         (19) Templeton Foreign Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in stocks and debt obligations of companies and governments outside the U.S. which is managed by Templeton Funds, Inc., St. Petersburg, Florida. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam International Growth Fund.

         (20) Bond Index Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in domestic bonds issued by the U.S. Treasury, U.S. government agencies, and high-quality bonds issued by U.S. corporations. This fund was terminated by the Plan on March 31, 1998 and its assets were transferred to Putnam Income Fund.

         The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         There were 6,626 participants at December 31, 1998 who participated in one or more of the eleven investment funds. At December 31, 1998 the number of participants selecting each of the investment funds for their contributions was as follows:

                  Harsco Corporation Common Stock Fund..................          6,130
                  Vanguard Index Trust 500 Portfolio....................          3,583
                  Putnam Fund for Growth and Income.....................            974
                  Putnam Income Fund....................................            616
                  Putnam Voyager Fund...................................          2,840
                  Putnam New Opportunities Fund.........................          2,280
                  Putnam Asset Allocation - Growth Portfolio............            649
                  Putnam Asset Allocation - Balanced Portfolio..........          1,330
                  Putnam Asset Allocation - Conservative Portfolio......            212
                  Putnam International Growth Fund......................          1,338
                  Putnam Money Market Fund..............................          1,957

4.       Federal Income Taxes:

         The Company received a determination letter from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                         HARSCO CORPORATION SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 1998

     (a)                                                                                                                   (e)
    Party         Shares or                             (b) & (c)                                       (d)              Current
 In Interest         Units               Identity of Issue and Description of Investment                Cost              Value
------------      -----------            -----------------------------------------------             -----------      -----------
                                         Common Stock:

      *                2,547,300               Harsco Corp. Common Stock, par
                                               value $1.25                                          $ 44,858,673     $ 77,533,434
                                                                                                     -----------      -----------

                             N/A         Participant Loans (1)                                         8,842,449        8,842,449
                                                                                                     -----------      -----------

                                         Mutual Funds:

                         239,689               Vanguard Index Trust 500 Portfolio                     24,899,127       27,312,563

      *                  155,204               Putnam Fund for Growth and Income                       3,278,154        3,180,137

      *                  325,508               Putnam Income Fund                                      2,304,801        2,252,519

      *                  952,272               Putnam Voyager Fund                                    20,628,018       20,873,713

      *                  161,534               Putnam New Opportunities Fund                           8,874,678        9,438,432

      *                  167,011               Putnam Asset Allocation-Growth Portfolio                2,246,542        2,276,365

      *                  726,093               Putnam Asset Allocation-Balanced Portfolio              8,766,098        8,720,371

      *                   99,336               Putnam Asset Allocation-Conservative Portfolio          1,037,357        1,031,111

      *                  198,705               Putnam International Growth Fund                        3,875,479        3,821,093

      *               11,488,679               Putnam Money Market Fund                               11,488,679       11,488,679
                                                                                                     -----------      -----------

                                               Total Mutual Funds                                     87,398,933       90,394,983
                                                                                                     -----------      -----------

                             N/A         Cash                                                              3,724            3,724
                                                                                                    ------------     ------------

                                         Total Assets Held for Investment Purposes                  $141,103,779     $176,774,590
                                                                                                     ===========      ===========

(1) Participant Loans range up to fifteen years to maturity and interest rates on these loans ranged from 7.25% to 10.0%.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 1998

                                                                                                (iii), (iv)
                                                                     (i), (ii)                 Total Dollar
           (a)                              (b)                   Total Number of                Value of              (v)
       Identity of                      Description                Purchases (P)                 Purchases         Net Gain or
     party involved                      of Asset                and/or Sales (S)              and/or Sales          (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Harsco Corporation,           Harsco Common                       (P)         456              $24,877,259
   plan sponsor                  Stock Fund                       (S)         572              130,387,425           72,186,512

Harsco Corporation            Asset Allocation Fund               (P)          44                  666,707
   plan sponsor                                                   (S)          16               11,972,367            4,572,695

Harsco Corporation            Income Accumulation                 (P)          31                1,989,826
   plan sponsor                  Fund                             (S)          30               16,735,637                    -

Harsco Corporation            S&P 500 Stock Fund                  (P)          40                1,415,598
   plan sponsor                                                   (S)          21               22,450,896           10,181,564

Harsco Corporation            Fidelity Magellan Fund              (P)          39                  637,095
   plan sponsor                                                   (S)          21               20,400,355            9,376,942

Harsco Corporation            Vanguard S&P Index                  (P)         353               29,970,922
   plan sponsor                  Fund                             (S)         426                5,071,472              (51,073)

Harsco Corporation            Putnam Voyager Fund                 (P)         326                7,222,358
   plan sponsor                                                   (S)         418                6,694,598             (235,764)

Harsco Corporation            Putnam New                          (P)         345                8,154,124
   plan sponsor                  Opportunities Fund               (S)         371                2,637,971             (108,008)

Harsco Corporation            Putnam S&P Index Fund               (P)          16                4,075,634
   plan sponsor                                                   (S)           4               25,733,939              238,371

Harsco Corporation            Putnam Money Market                 (P)         476                7,607,968
   plan sponsor                  Fund                             (S)         414               11,502,653                    -

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                              HARSCO CORPORATION SAVINGS PLAN



                              BY  /s/ P. C. Coppock
                                  P. C. Coppock
                                  Senior Vice President, Chief Administrative
                                    Officer, General Counsel and Secretary



June 21, 1999

INDEX TO EXHIBITS


Exhibit
Number                  Data Required                                           Location in 11-K
------                  -------------                                           ----------------
           1            Consent of Independent Accountants                      Page 21

           2            Participant's Statement of Account                      Pages 22 to 25

           3            Appendix "B" to Harsco                                  Page 26 to 27
                           Savings Plan

           4            Description of Federal Tax                              Incorporated by reference
                          Considerations                                          from pages 50-56 Post Effective
                                                                                  Amendment No. 2 to Form S-8
                                                                                  Registration Statement
                                                                                  (Registration No. 33-5300)
                                                                                  effective April 30, 1990.